Exhibit 99.1

Food Corporation, #200 – 841 West Broadway, Vancouver, B.C., Canada, V5Z 1J9; Ph (604) 739-9772; Fax (604) 739-9782

May 15, 2002

Mr. Terry Woo, President
Newtech Resources Ltd.
841 West Broadway, Suite 200
Vancouver, B.C. V5Z 1J9
Canada

RE: Option/License Agreement between Newtech Resources Ltd. and Kaizen Food Corporation

Dear Mr. Woo:

        We have taken a closer look at the Option/License Agreement dated June 30, 2000, between Newtech Resources Ltd. ("Newtech") and Kaizen Food Corporation ("Kaizen"), and have several changes/modifications which we would like to make to the Option/License Agreement.

        First of all, pursuant to the terms of the Option/License Agreement, Newtech is required to pay Kaizen $2,040,000 by June 30, 2002. As of the date of this letter, Newtech has paid a total of $76,000; $40,000 received by June 30, 2001 deadline for Kaizen to grant the option to Newtech; and an additional $36,000 received as of the date of this correspondence and which is deducted from the $2,000,000 as a partial payment.

        We realize the events of September 11,2001 wreaked havoc on the world economy, and ultimately took its toll on businesses such as yours. Because we value the business relationship between our two companies and believe that a continuance of it will be beneficial to both parties, we are willing to extend the time period in which to raise/finance the balance of the $2,000,000. As such, we propose to extend the time period from June 30, 2002 to June 30, 2004.

        In consideration for extending the time period in which to raise/finance the balance of the $2,000,000 and for further clarification of the Option/License Agreement, we would also like to amend the following regarding the minimum annual royalty payment:

    (1)
    Pursuant to the terms of the Option/License Agreement, any cash payments made by Newtech to Kaizen in terms of satisfying the $2,000,000 financing commitment, "first, shall be used as an offset against payments pursuant to paragraph 6.6(a) and (b). In other words, any cash Kaizen receives in terms of satisfying the $2,000,000 financing commitment shall be used first as an offset against the minimum annual royalty payment. We wish to amend this portion of the agreement so that the minimum annual royalty payment of $30,000 shall not be used as an offset against the $2,000,000 financing commitment.

    (2)
    Kaizen is willing to suspend the timeline that was outlined for the minimum annual royalty. We recognize that by sheer definition, a royalty payment is usually only made after the initial goods/services have been marketed and sold, and thus, Kaizen is willing to wait for its royalty payments until Newtech has made its first sale/generated revenue from the glycosylated cystatin.

    (3)
    Pursuant to the terms of the Option/License Agreement, Newtech was required to pay Kaizen the first minimum annual royalty payment of $30,000 by June 30, 2001. However, for reasons previously stated in subparagraphs (1) and (2) above, Kaizen is willing to waive its right to the minimum annual royalty payments until Newtech has made its first sale/generated revenue from the glycosylated cystatin.

        Due to the changes which Kaizen would like to make to the Option/License Agreement, Kaizen proposes to amend the Option/License Agreement in the following manner, and to read as follows:

    1.
    Paragraph 5.0(b): An additional cash payment and/or financing for the balance of the $2,000,000 shall be paid by June 30, 2004, which shall only be applied against costs incurred by Kaizen for patent and research and development expenditures. The cash payment and/or financing for the balance may be paid in one lump sum to Kaizen, or by installments, whichever Licensee prefers, but in no event later than June 30, 2004.

    2.
    Paragraph 5.0(b)(i) is hereby deleted in its entirety.

    3.
    Paragraph 6.6(a): In each year the Licensee achieves revenue, Licensee shall pay to Kaizen a minimum annual advance on earned royalties of $30,000 (U.S. funds) (the "Minimum Annual Royalty"). In the event that Licensee fails to achieve revenue in any particular year, Licensee is not required to pay the minimum annual advance on earned royalty for that particular year. Therefore, Kaizen hereby waives its right to receive payment of the minimum annual royalty until Newtech achieves sales or generates revenue in any particular year.

    4.
    Except for the above-stated modifications to Paragraphs 5.0(b) and 6.6(a), the Option/License Agreement dated June 30, 2000, and all its terms and conditions shall remain in full force.

        If you agree to the above-stated modifications to the Option/License Agreement dated June 30, 2000, please sign and date as indicated below.

        By signing below, I, Terry Woo, President of Newtech Resources Ltd. agree to the modifications made to the Option/License Agreement between Newtech Resources Ltd. and Kaizen Food Corporation dated June 30, 2000, and agree that all other terms and conditions of the Option/License Agreement shall remain in full force.

Date May 15, 2002	/s/ Terry Woo, President, Newtech Resources Ltd.

        I, Ton Fei Fred Tham, President of Kaizen Food Corporation, hereby accept and agree to the modifications made to the Option/License Agreement between Newtech Resources Ltd. and Kaizen Food Corporation dated June 30, 2000, and agree that all other terms and conditions of the Option/License Agreement shall remain in full force.

Date May 15, 2002	/s/ Ton Fei Fred Tham, President, Kaizen Food Corporation